Stolt Offshore S.A.                                               [LOGO OMITTED]

NEWS RELEASE

       Stolt Offshore S.A. Announces $250 million Contract Award in Brazil

London, England - November 18, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), announced today that it had been awarded a new contract by Petrobras for a firm period of six years for deepwater flexible pipelay offshore Brazil.

The contract which will commence in January 2007 and is valued at approximately $250 million, will be undertaken by the CS Pertinacia which will be on long-term charter to Stolt Offshore from mid 2006. At the start of the charter period the ship will be converted from her original cable lay configuration to enable her to transport and install up to 2,500 tonnes of flexible flowlines in water depths of up to 2000 metres. The investment in the ship conversion and in project specific equipment will be approximately $55 million.

Philippe Lamoure, Vice President, South America Region, said, "Following the recent increase in the exploration and production budget for Petrobras, we are now seeing substantial growth in the pace of offshore construction in Brazil. This contract, which is evidence of this market growth, will increase our revenue from the South America region by some 30% without the need to increase our local cost structure."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


Contacts:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com